Filed by Devon Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Act of 1934
Subject Company: Ocean Energy, Inc.
Commission File No. 1-8094

Investor Notice

     Devon Energy Corporation (“Devon”) and Ocean Energy, Inc. (“Ocean”) have filed a proxy statement/prospectus and other documents regarding the proposed merger described in this investor presentation with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus because it contains important information about Devon and Ocean and the proposed transaction. The proxy statement/prospectus has been mailed to security holders of Devon and Ocean seeking their approval of the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Devon and Ocean with the SEC at the SEC’s web site at http://www.sec.gov/. The proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Devon Energy Corporation, 20 North Broadway, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4570, e-mail: judy.roberts@dvn.com or to Ocean Energy, Inc., 1001 Fannin Street, Suite 1600, Houston, Texas 77002-6794, Attention: Investor Relations, telephone: (713) 265-6161, e- mail: ir@oceanenergy.com.

     Devon and Ocean and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Devon and Ocean in connection with the merger. Information about Devon and Ocean and their respective directors and officers can be found in Devon’s and Ocean’s respective Proxy Statements and Annual Reports on Form 10-K filed with the SEC and Devon’s Registration Statement on Form S-4 filed with the SEC on March 7, 2003, as amended. In addition, information regarding the interests of Ocean’s directors and officers in the merger may be found in the Schedule 14A filed by Ocean on February 25, 2003. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus.

A POWERHOUSE NORTH AMERICAN INDEPENDENT Devon Energy Corporation Larry Nichols - Chairman, President & CEO RMI Oilfield Breakfast Forum April 4, 2003

Information provided in this presentation includes "forward-looking statements" as defined by the Securities and Exchange Commission. Forward-looking statements are identified as "forecasts, projections, estimates, plans, expectations, targets, etc." and are subject to a variety of risk factors. For representative risk factors that could cause Devon's and Ocean's actual results to differ materially from the estimates contained herein, refer to previously filed public documents. Safe Harbor

For Immediate Release... February 24, 2003 - Devon Energy & Ocean Energy to merge creating the largest U.S. independent oil and gas company.

Proved reserves: ? 2.2 Billion BOE Current production: 653,000 BOED Enterprise value: ? $20.5 Billion Production profile: 90% North American Production mix: 63% gas / 37% liquids Reserves/production ratio: 9+ years The Combined Company Note: Production based on fourth quarter 2002 reported results. BOE represents barrels of oil equivalent. BOED represents barrels of oil equivalent per day.

Mitchell Energy Santa Fe Snyder PENNZENERGY $3.5 billion 2002 $2.6 billion 1999 $4.6 billion 2001 $3.5 billion 2000 $759 million 1998 North American Onshore Assets $254 million 1996 Mergers & Acquisitions Ocean Energy $5.3 billion 2003

Unocal Burlington UPR Pioneer Apache Anadarko Vastar EOG Oryx Kerr-McGee Noble Louisiana Land Union Texas Seagull Triton Ocean Pogo Vintage Enserch Parker & Parsley Mitchell Devon United Meridian Louis Dreyfus Chesapeake Monterey Res. Newfield Flores & Rucks Barrett Nuevo XTO Forcenergy Santa Fe Forest Cabot Snyder Lomak 13.262 7.757 7.518 5.873 5.145 5.026 4.788 4.114 3.996 3.648 3.298 3.177 2.651 2.182 1.989 1.726 1.726 1.653 1.649 1.642 1.624 1.551 1.45 1.37 1.318 1.307 1.149 1.122 1.085 1.073 0.968 0.962 0.891 0.885 0.866 0.859 0.814 (Enterprise Value, US$ Billions) Note: Enterprise value calculated as sum of market value of outstanding common stock plus book value of long-term debt, preferred stock, certain other long-term liabilities less net working capital. 1997 U.S. Independents

Unocal Burlington UPR Pioneer Apache Pro Forma Anadarko Vastar EOG Oryx Kerr-McGee Noble Louisiana Land Union Texas Seagull Triton Ocean Pogo Vintage Enserch Parker & Parsley Mitchell Devon Pro Forma United Meridian Louis Dreyfus Chesapeake Monterey Res. Newfield Flores & Rucks Barrett Nuevo XTO Forcenergy Santa Fe Forest Cabot Snyder Lomak 12.074 7.757 7.518 5.025 5 5 5 4 4 4 3.298 3.177 2.651 2.182 1.989 1.901 1.726 1.491 1.649 1.642 1.624 1.551 1.45 1.37 1.318 1.307 1.149 1.122 1.085 0.756 0.968 0.962 0.891 0.885 0.866 0.859 0.814 1.188 5.935 0.848 7.706 12.754 2.068 5.252 0.176 0 1.294 0.162 19.397 1.753 1.406 0.317 3.378 1.032 0.327 Growth over 1997 base Acquired/merged Contraction from 1997 base (Enterprise Value, $ Billions) Note: Enterprise value calculated as sum of market value of outstanding common stock as of 2/26/03 plus, most recently available book value of long-term debt, preferred stock, certain other long-term liabilities less net working capital. Devon is pro forma for the Ocean Energy merger. 2003 U.S. Independents

PanCanadian Talisman Renaissance Gulf Canada Alberta Energy Canadian Natural Nexen Norcen Anderson Poco Crestar Wascana Ranger Tarragon Stampeder Rigel Chauvco Amber Numac Penn West ELAN Northstar Morrison Tri Link Berkley Rio Alto Pinnacle Paramount Encal Ulster Cabre Northrock Remington Blue Range Newport Beau CS Resources Barrington Cimarron Summit Genesis 4.609 3.812 3.53 3.172 2.665 2.511 2.372 2.089 1.627 1.469 1.142 1.103 0.898 0.626 0.613 0.596 0.525 0.488 0.472 0.467 0.446 0.445 0.436 0.399 0.37 0.368 0.365 0.336 0.305 0.28 0.264 0.243 0.232 0.23 0.228 0.227 0.226 0.225 0.198 0.184 0.082 (Enterprise Value, US$ Billions) Note: Enterprise value calculated as sum of market value of outstanding common stock plus book value of long-term debt, preferred stock, certain other long-term liabilities less net working capital. 1997 Canadian Independents

PanCanadian Talisman Renaissance Gulf Canada Alberta Energy/EnCana Canadian Natural Nexen Norcen Anderson Poco Crestar Wascana Ranger Tarragon Stampeder Rigel Chauvco Amber Numac Penn West ELAN Northstar Morrison Tri Link Berkley Rio Alto Pinnacle Paramount Encal Ulster Cabre Northrock Remington Blue Range Newport Beau CS Resources Barrington Cimarron Summit Genesis 6.75 3.812 3.53 3.172 2.665 2.511 2.372 2.089 1.627 1.469 1.142 1.103 0.898 0.626 0.613 0.596 0.525 0.488 0.472 0.467 0.446 0.445 0.436 0.399 0.37 0.368 0.365 0.336 0.305 0.28 0.264 0.243 0.232 0.23 0.228 0.227 0.226 0.225 0.198 0.184 0.082 4.266 18.026 5.007 1.985 1.412 0.556 (Enterprise Value, US$ Billions) Growth over 1997 base Acquired/merged Note: Enterprise value calculated as sum of market value of outstanding common stock as of 2/26/03 plus, most recently available book value of long-term debt, preferred stock, certain other long-term liabilities less net working capital. 2003 Canadian Independents

Industry Landscape in 1995 Note: Enterprise value as of January 2, 1995. Source: Independent investment bank (Enterprise Value, US$ Billions) Exxon Mobil Chevron Amoco Texaco Arco Occidental Phillips Unocal Marathon Amerada Hess Burlington Kerr-McGee Vastar EOG Anadarko Union Pacific Apache Ocean Devon 48.534 40.904 33.92 31.21 22.699 21.686 13.504 11.851 10.48 8.974 7.625 5.717 3.302 3.2 3.186 2.889 2.78 2.179 1.306 0.492 06 Majors Integrateds Independents

Industry Landscape Today (Enterprise Value, US$ Billions) ExxonMobil ChevronTexaco ConocoPhillips Marathon Amerada Hess Devon ProForma Anadarko Occidental Apache Burlington Unocal Kerr-McGee EOG 99.217 82.487 57.203 13.503 8.951 19.146 17.01 16.112 13.452 13.094 10.473 8.317 5.882 250 Majors Integrateds Independents Note: Enterprise value as of March 2, 2003. Source: Independent investment bank

(MMCFD) North American Natural Gas Production BP ExxonMobil EnCana Devon Pro Forma ChevronTexaco RD/Shell ConocoPhillips Burlington Anadarko Canadian Natural 4110 3251 2423.2 2417 2341 2179 1990 1746 1682 1064.8 3,251 4,110 Note: Based fourth quarter 2002 production. Assumes 20% royalty rate for EnCana and Canadian Natural.

(MBOD) North American Oil & NGLs Production ExxonMobil BP ChevronTexaco ConocoPhillips RD/Shell Oxy Devon Pro Forma EnCana Canadian Natural Anadarko 1025 756 637 499 493.52 232 184 170.662 145.395 144 1,025 Note: Based on fourth quarter 2002 production. Assumes 20% royalty rate for EnCana and Canadian Natural.

2003 Drilling & Facilities Expenditures Note: All Figures are estimates. Estimates exclude capitalized expenditures, midstream capital and potential acquisitions. U.S. Onshore 550 107 657 Gulf of Mexico 350 540 890 Canada 500 - 500 International 93 359 452 Total 1,493 1,006 2,499 Devon Ocean Combined ($ In Millions)

U.S. Gas Rig Count vs. Gas Prices Source: Energy Information Administration and Baker Hughes.

Hurdles to Expand Drilling Regional gas price differentials Different industry structure Changing business environment Fewer quality prospects Regulatory hurdles Reduced access to land

Powder River Basin "It is a 15-year old drilling technique called coal-bed methane extraction, which can turn ranches and prairies into sprawling industrial zones, laced with wells, access roads, power lines, compressor stations and wastewater pits." Source: The New York Times, Sunday, December 29, 2002.

A POWERHOUSE NORTH AMERICAN INDEPENDENT Devon Energy Corporation Larry Nichols - Chairman, President & CEO RMI Oilfield Breakfast Forum April 4, 2003

Investors and security holders are advised to read the joint proxy statement/prospectus filed with the Securities and Exchange Commission in connection with the proposed merger because it contains important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Devon and Ocean with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Devon Energy Corporation, 20 North Broadway, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4570, e-mail: judy.roberts@dvn.com or to Ocean Energy, Inc, 1001 Fannin Street, Suite 1600, Houston, Texas 77002-6794, Attention: Investor Relations, telephone: (713) 265-6161, e-mail: ir@oceanenergy.com. Devon and Ocean and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Devon and Ocean in connection with the merger. Information about Devon and Ocean and their respective directors and officers can be found in Devon's and Ocean's respective Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus. Investor Notice